SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOLLOG Opens New Cargo Terminal in

Congonhas Airport, in São Paulo

More spacious installations, facilitating cargo loading and unloading and client access

São Paulo, September 14, 2010 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, announces that GOLLOG, its cargo transport division, has opened a new terminal in Congonhas airport, in the city of São Paulo. The installations  are three times larger than the previous facilities on Pedro Bueno Street, and they will be offering all the services available in the network stores, including the express order portfolio (GOLLOG Express), which ensures the rapid and convenient delivery of urgent products and documents nationwide.

     “Thanks to this new expanded area, we will be able to improve our sorting, maintenance and customer service processes”, declared Carlos Figueiredo, Head of GOL’s cargo area. “The new terminal is part of GOL’s strategy of increasing GOLLOG’s competitiveness. We offer punctuality, innovation and the most extensive route network in the country, in addition to low costs and competitive prices”.

The access to the terminal is through General Pantaleão Teles Street. There are 12 customer service positions, one of which for the disabled, and an easily accessible parking lot. The loading and unloading areas were specially designed to ensure faster, more efficient and more secure operations.

GOLLOG’s contribution to GOL’s revenue has increased substantially. As disclosed in the second-quarter results on August 9, ancillary revenues, which (among other items), includes  cargo transport, moved up by 22.1% over 2Q09, accounting for 11.3% of the company’s total net revenue. This increase was mainly fueled by the 57.8% year-on-year upturn in cargo transport revenue, reflecting the launch of new products and the strategic initiatives to expand the number of cities covered. GOL expects ancillary revenues to account for up to 20% of its total net revenue within the next three years.

“We have invested a great deal in products and services, which nowadays include door-to-door deliveries, defined terms and a thoroughly up-to-date real-time cargo tracking system,” added Figueiredo.

Based on speed, punctuality and security, GOLLOG’s logistics platform is integrated with the largest route network in Latin America, with over 900 daily flights. Its extensive franchise network, strategically located in the most important regions of Brazil, enables the receipt and distribution of express cargo and orders in over 1,800 Brazilian cities. GOLLOG expects to add a further 120 franchised units by the end of 2010, covering approximately 2,000 cities.

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 52 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.